Exhibit 3.24(a)
AMENDMENT
TO
DALTON CORPORATION, STRYKER MACHINING FACILITY CO.
REGULATIONS
Adopted by Action of the Directors dated October 23, 2006:
BE IT FURTHER RESOLVED, that Article 4, Section 4.1 of the Regulations of the Corporation is hereby amended by changing the month of the annual meeting of the shareholders from April to February.
BE IT FURTHER RESOLVED, that Article 5, Section 5.1 of the Regulations of the Corporation is hereby amended in its entirety to read as follows:
     5.1 Election, Number, Term of Office, Qualification and Resignation. The number of directors shall be no less than two (2) (no less than three (3) if the Corporation has more than two (2) shareholders) nor more than seven (7) individuals. The number of directors may be fixed from time to time within the minimum and maximum by resolution of the Board of Directors. (See Section 1701.56 of the Ohio General Corporation Law.) Directors shall be elected by the shareholders at the shareholders’ annual meetings, but may be elected at any shareholders’ meeting or by the Board of Directors pursuant to Section 5.2. The term of a director expires at the next annual shareholders’ meeting following his election or upon his earlier death, resignation or removal from office. Despite the expiration of a director’s term, the director continues to serve until a successor is elected and qualifies or until there is a decrease in the number of directors. (A decrease in the number of directors does not shorten an incumbent director’s term except in the case of a director continuing to serve beyond the expiration of his term.) A director may qualify either by giving notice to the Secretary of his acceptance of the office of director or by attending a meeting of the Board of Directors. A director may resign by delivering notice to the Board of Directors or to any other officer of the Corporation.